Filed Pursuant to Rule 433

Registration No. 333-132911

PRIVATE OFFERING NOTICE

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Strategic Return Notes®

Linked to the Merrill Lynch Factor ModelSM

due December 2012

(the “Notes”)

US$10 original public offering price per unit

Private Offering Notice

Summary Terms

The Notes:

•       The Notes are designed for investors who anticipate that the level of the Merrill Lynch Factor ModelSM (the “Model”) (Bloomberg symbol MLEIFCTR <Index>) will increase from its starting value to its ending value by at least the sum of (i) approximately 1% and (ii) the model adjustment factor described herein. Investors must also be willing to forego interest payments on the Notes.

•       There will be no payments on the Notes prior to the maturity date unless exchanged at the investor’s option for a cash payment during a specified period in November of each year from 2008 through 2011 as described in this pricing supplement.

•       There is no principal protection on these Notes and therefore an investor will not receive a minimum amount on the Notes at maturity or upon exchange.

•       Merrill Lynch & Co., Inc. (“ML&Co.”) has applied to have the Notes listed on the American Stock Exchange under the trading symbol “MXH”. If approval of this application is granted, the Notes will be listed on the American Stock Exchange at the time of such approval. ML&Co. makes no representations, however, that the Notes will be listed, or, if listed, will remain listed for the entire term of the Notes.

•       The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C.” The Notes will have the CUSIP No.                    .

•       The settlement date for the Notes is expected to be December     , 2007.

Payment on the maturity date or upon exchange:

•       The amount an investor receives on the maturity date or upon exchange will be based on the direction of and percentage change in the level of the Model, which will be reduced by an annual model adjustment factor of 1.0%, applied daily, from the starting value to the ending value of the Model.

•       The level of the Model must increase by the sum of (i) approximately 1% of the value of the Model on the pricing date and (ii) the 1% per annum model adjustment factor discussed above in order for an investor to receive at least the $10 original public offering price per unit on the maturity date or upon exchange. If the level of the Model has declined or has not increased sufficiently, an investor will receive less, and possibly significantly less, than the $10 original public offering price per unit.

The Model

•       The Model is composed of six Model Factors: the S&P 500® Total Return Index, U.S. Dollar Index®, MSCI EAFE® US Dollar Net Total Return Index, MSCI Emerging Markets Free US Dollar Net Total Return Index, Russell 2000® Total Return Index and one-month USD LIBOR. The weights of these Model Factors are adjusted monthly pursuant to a formula that is intended to assign weightings that, had such weights been assigned at the beginning of a 24-month look-back period, would have resulted in the highest correlation during such period between the monthly changes (whether positive or negative) in the Model Factors levels and the monthly positive or negative changes in the HFRI Composite Index level.

•       The Model is not a managed hedge fund and does not track the performance of any hedge fund or group of hedge funds. Instead, the Model is designed to provide a high correlation to hedge fund beta, which is the component of diversified hedge fund index returns that may be correlated to and replicated by non-hedge fund, transparent market measures such as the Model Factors.

The Notes, the subject of the attached offering document (the “Offering Document”), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the “Company”).

No Prospectus (as defined in the EU Prospectus Directive) will be prepared in connection with the Notes. Accordingly, the Notes may not be offered to the public in any European Economic Area member state and any purchaser of the Notes who subsequently sells any of their Notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive as implemented in that member state.

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for information purposes only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on pages PS-8 to PS-13 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited (“MLIB”), which is authorized and regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor’s rights will be different than that of investors’ rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

(a)        The Notes are denominated in United States dollars. Investors that purchase the Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

(b)        The price and value of the Notes can fluctuate and may fall against the investor’s interest and an investor may get back less than what he or she invested.

(c)        Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

(d)        Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

(e)        MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

(f)        A selling concession of 1.5% of the public offering price is included in the terms of the Notes and is payable to the MLPF&S and its affiliates. If MLPF&S or its affiliates make a market in the Notes, it may apply a sales charge (i.e., a mark-up or a mark-down, as the case may be, calculated as a percentage of the market value of the Notes), details of which will be disclosed, upon request, to investors buying/selling the Notes from/to MLPF&S or its affiliates in the secondary market.

Any discussion of U.S. federal tax issues set forth in this Notice and the attached Offering Document was written in connection with the promotion and marketing by the Issuer of the Notes. Such discussion was not intended or written to be legal or tax advice to any person and was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any U.S. federal tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

Notwithstanding anything to the contrary contained herein, each prospective investor (and each employee, representative, or other agent of a prospective investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described in this Notice or the related Offering Document and all materials of any kind that are provided to the prospective investor relating to such tax treatment and tax structure (as such terms are defined in Treasury Regulation section 1.6011-4). This authorization of tax disclosure is retroactively effective to the commencement of discussions with each prospective investor regarding the transactions contemplated herein.

The date of this Notice is November 5, 2007

This Notice supplements the Preliminary Pricing Supplement, dated November 5, 2007.

and the MTN Prospectus Supplement, General Prospectus Supplement and Prospectus, each dated March 31, 2006.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this offering notice relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.